UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2023

Commission file number: 001-41557

Clearmind Medicine Inc.

(Translation of registrant’s name into English)

101 – 1220 West 6th Avenue

Vancouver, British Columbia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on April 21, 2023, titled “Clearmind Medicine Expanding IP Portfolio with New US Patent Application for Treatment of Depression.”

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Clearmind Medicine Expanding IP Portfolio with New US Patent Application for Treatment of Depression”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearmind Medicine Inc.

Date: April 21, 2023	By:	/s/ Adi Zuloff-Shani
		Name:	Adi Zuloff-Shani
		Title:	Chief Executive Officer

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